Contact

www.linkedin.com/in/jack-
cui-5b8651b5 (LinkedIn)

Jack Cui

We build robotic workforce for the food & beverage industry. YC S19
Invest and join the revolution in my profile link
Champaign, Illinois, United States

Experience

Yummy Future Inc.
CEO
August 2018 - Present (6 years 7 months)
Champaign

Y Combinator
Alumini
May 2019 - August 2019 (4 months)

Google
Hardware Intern
January 2018 - May 2018 (5 months)
Mountain view

University of Illinois at Urbana-Champaign
Research Assistant
November 2016 - January 2017 (3 months)
Urbana-Champaign, Illinois Area

State Farm ®
Research intern
May 2016 - December 2016 (8 months)
Urbana-Champaign, Illinois Area

Education

University of Illinois at Urbana-Champaign
Master's degree, Electrical and Computer Engineering · (2017 - 2019)

University of Illinois at Urbana-Champaign
Bachelor's degree, Electrical and Electronics Engineering · (2013 - 2017)